SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities and Exchange Act of 1934
(Amendment No. 5)

Mentor Income Fund, Inc.
(MRF)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

587204108
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
14 Tobey Village Office Park
Pittsford, New York 14534
(716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2000
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [x]

(Page 1 of  27 pages)
Contains 1 Exhibit















ITEM 1	Security and Issuer
		Common Stock
		Evergreen Investment Services, Inc.
		Mentor Income Fund
		200 Berkley St., 21st Floor
		Boston, MA     12116-5034
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a Karpus Investment Management
		("KIM")
		George W. Karpus, President, Director and Controlling Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 14 Tobey Village Office park
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn VanDegriff, or Sophie Karpus
		("the Principals") or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years non-of the principals or KIM has been a party
		to a civil proceeding as a result of which any of them is subject to a
		judgment, decree or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of MRF
		on behalf of accounts that are managed by KIM ("the Accounts") under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		a)   KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of MRF fit the investment guidelines for various
		Accounts.  Shares have been acquired since December 13, 1993.
b)   On July 19, 2000, it was announced that First Union Corporation
(Mentor Investment Advisors, LLC is their subsidiary) had agreed to sell certain assets of Mentor to U.S. Bank National Association.  As a result,
Shareholders must vote upon a new investment advisory agreement.  On
July 20, 2000, the Fund filed a PRES14A with the SEC.
c)    On July 21, 2000, KIM submitted a Shareholder Proposal to the Fund
d)    On August 2, 2000 Karpus Investment Management received a letter addressed to George W. Karpus from Douglas Munn, President of Mentor
Income Fund, Inc. which was on the letterhead of "Evergreen Funds".
This letter was in response to KIM's letter of July 20, 2000 "requesting that shareholders be allowed to vote on a proposal of a new investment management contract with Karpus Investment Management".

"Your proposal arrived too late to be considered for inclusion on the agenda for the next shareholder meeting, which is scheduled for
September 27, 2000" as stated by Mr. Munn.
"You should also be aware that, even if your proposal had been received timely, the Fund would likely have moved to exclude it pursuant to Rule
14a-8 (i)(9) as also stated by Mr. Munn.
ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 596,497 shares, which
represents 5.05% of the outstanding Shares.   Sophie P. Karpus,
		(Director of KIM) presently owns 800 shares purchased on November 24,
1998 at a price of $8.68 per share.  Karpus Investment Management  Profit
Sharing Plan presently owns 250 shares purchased on July 31, 2000 at a price of $7.75 per share (100 shares) & August 14, 2000 at $7.8125 per share (150 shares).  None of the other Principals presently
owns shares.
		b) KIM has the sole power to dispose of and to vote all of such Shares
		under limited powers of attorney.
c) The first open market purchase occurred on December 13, 1993 as previously reported.  Open market purchases for the last 60 days for
the Accounts.   There have been no dispositions and no acquisitions,
other than by such open market purchases, during such period unless indicated.
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
7/7/00
-38750
7.875

8/1/00
3000
7.75
7/12/00
-200
7.6875

8/8/00
-100
7.8125
7/19/00
10000
7.8125

8/14/00
25450
7.75
7/20/00
1200
7.8125

8/15/00
2500
7.75
7/21/00
5100
7.8125




7/26/00
3000
7.6875




7/27/00
400
7.6875




7/28/00
200
7.6875




7/31/00
10000
7.75




7/31/00
7800
7.6875




The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of MRF
		securities.
ITEM 7	Materials to be Filed as Exhibits
		See the attached Exhibit.









Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.


September 7, 2000 			         By:________________________
           Date						        Signature
     George W. Karpus, President
       Name/Title







































Exhibit 1
PROXY OF KARPUS MANAGEMENT, INC.
d/b/a KARPUS INVESTMENT MANAGEMENT
14 A Tobey Village Office Park
Pittsford, New York 14534
(716) 586-4680

FOR THE SPECIAL MEETING OF SHAREHOLDERS OF

MENTOR INCOME FUND, INC.


Dear Fellow Shareholders,

You are receiving this proxy statement because the Board of Directors of the Mentor Income Fund, Inc. ("the Fund") has called for a Special Meeting of shareholders to be held at 200 Berkeley Street, Boston, Massachusetts 02116 on September 27, 2000 at 10:00 a.m., Eastern Time (the "Meeting").
You, as a fellow shareholder, are being presented the opportunity by Karpus Management, Inc. d/b/a Karpus Investment Management, ("KIM") to make important choices regarding the Fund which KIM believes will potentially provide greater economic benefits to "us" the shareholders of the Fund.

	As of July 28, 2000 (the record date of the Meeting), Karpus Management Inc.
d/b/a Karpus Investment Management ("KIM") beneficially owns 547,847 shares of the common stock of the Fund or 4.64% of the outstanding shares of common stock of the Fund.  According to the proxy materials sent to you by the Fund, it appears that there is no ownership of Fund shares by the current or proposed Directors, Officers or Management of the Fund.

	WHY IS KIM SOLICITING A PROXY TO VOTE YOUR SHARES?

	(	MENTOR INVESTMENT ADVISORS, LLC ("MENTOR") IS PROPOSING TO SELL THE
MANAGEMENT CONTRACT OF THE FUND AND CERTAIN MENTOR ASSETS TO U.S. BANK
NATIONAL ASSOCIATION ("U.S. BANK") FOR AN UNDISCLOSED AMOUNT.

	(	IF THIS PROPOSED TRANSACTION WERE TO OCCUR, MENTOR WOULD REALIZE AN
ECONOMIC BENEFIT BY RECEIVING THE PROCEEDS OF THE SALE OF THE MANAGEMENT
CONTRACT, WHILE U.S. BANK WOULD REALIZE AN ECONOMIC BENEFIT BY RECEIVING
ADDITIONAL COMPENSATION AS THE INVESTMENT ADVISOR TO THE FUND.








(	THE SHAREHOLDERS, WHOSE SHARES ARE TRADING AT -11.41% DISCOUNT TO NET ASSET
VALUE (as of 8/24/00), HOWEVER, ARE BEING ASKED TO PAY FOR MUCH OF THE COSTS
OF THIS TRANSACTION INCLUDING:

		-	Some of the costs of the Meeting;
		-	The cost of changing the name of the Fund;
		-	The cost of changing the state of incorporation of the Fund; and
		-	The cost of changes to the Articles of Incorporation of the Fund.



We are soliciting your proxy so we can install a management team and Board of Directors that will work toward enhancing shareholder value through some or all of the following:

		-	Tender Offers;
		-	Open-Ending the Fund;
		-	Share Buy Back Programs;
		-	Possibly Reduced Management Fees; and
		-	Improved Performance.

	Additionally, we are asking our fellow shareholders to reject the costs associated with the Meeting that has been called for the benefit of Mentor and U.S. Bank. This is a direct cost to us, the shareholders, without a meaningful benefit.

YOUR VOTE IS IMPORTANT. PLEASE REVIEW THE ENCLOSED PROXY MATERIAL AND RETURN YOUR PROXY CARD AS SOON AS POSSIBLE. KIM URGES SHAREHOLDERS TO SUPPORT ITS EFFORTS TO RECOGNIZE THE NET ASSET VALUE OF OUR INVESTMENT BY SUPPORTING KIM'S PROPOSALS.


PLEASE REMEMBER:	THE LAST PROXY WHICH YOU VALIDLY EXECUTE AND DELIVER IS THE
ONLY ONE THAT COUNTS.  IF YOU HAVE EXECUTED MANAGEMENTS PROXY YOU MAY
NEVERTHELESS REVOKE THAT PROXY BY FILLING OUT OUR PROXY AND DATING  IT WITH A
LATER DATE.

						Sincerely,

						George W. Karpus
						President and C.E.O.




In connection with the Meeting, KIM, is soliciting your proxy for the following purposes:

1.	To vote FOR a new investment advisory agreement between the Fund and KIM;

2.	To vote FOR the election of a slate of directors nominated by KIM, to hold office until their successors are duly elected and qualified as such;

3.	To vote AGAINST the proposal to amend Article I of the Fund's Restated and
Amended Articles of Incorporation to change the name of the Fund to "American Income Fund, Inc."

4.	To vote AGAINST the proposal to amend Article II of the Fund's Restated
and Amended Articles of Incorporation to delete Section 2 thereof which currently restricts certain transfers of Fund shares.

5.	To vote AGAINST the selection of KPMG LLP as independent accountants of the Fund for the fiscal year ended October 31, 2000.

6.	To grant KIM the AUTHORITY to consider and vote upon such other matters as may properly come before the meeting or any adjournments thereof.

	The close of business on July 28, 2000 has been fixed by the Fund as the record date for the determination of the shareholders of the Fund entitled to notice of and to vote at the Meeting and any adjournments thereof.


PROXY STATEMENT OF
KARPUS MANAGEMENT, INC.
d/b/a KARPUS INVESTMENT MANAGEMENT

	FOR THE SPECIAL MEETING OF SHAREHOLDERS OF THE MENTOR INCOME FUND, INC. TO BE HELD ON SEPTEMBER 27, 2000.

	The accompanying Proxy is solicited by Karpus Management, Inc. d/b/a Karpus
Investment Management ("KIM") to be used at a Special Meeting of the shareholders of the Mentor Income Fund, Inc. ("the Fund"), which is scheduled to be held on September 27, 2000 at 10:00 a.m., Eastern Time, at 200 Berkeley
Street, Boston, Massachusetts 02116 and at any adjournment or adjournments thereof (the "Meeting").

	It is estimated that definitive proxy material will be mailed to shareholders of record on or about September 6, 2000.

	The Fund has called the Meeting of the shareholders of the Fund to consider and act upon the following proposals:

1.	Approve or disapprove a new investment advisory agreement between the Fund and U.S. Bank National Association.
2.	To elect members of the Fund's Board of Directors to hold office until their successors are duly elected and qualified.
3.	To approve or disapprove an amendment to Article I of the Fund's restated
and amended Articles of Incorporation changing the name of the Fund to
"American Income Fund, Inc."
4.	To approve or disapprove an amendment to Article II of the Fund's restated
and amended Articles of Incorporation deleting Section 2 thereof, which currently restricts certain transfers of Fund shares.
5.	To ratify or reject the selection of KPMG LLP as independent accountants of the Fund for the fiscal year ended October 31, 2000.
6.	To transact such other business as may properly come before the meeting or any adjournments thereof.

	By way of this proxy solicitation, KIM is hereby notifying its fellow shareholders that KIM will present additional proposals at the Meeting. Specifically, KIM will make the following proposals:

* To approve or disapprove a new investment advisory agreement between the Fund and KIM.

(	To elect members of the Fund's Board of Directors to hold office until their successors are duly elected and qualified.




KIM wishes to enlist the support of its fellow shareholders to stop the management of the Fund from transferring its investment advisory agreement to a new Investment Advisor without giving any benefits to the shareholders of the Fund.

	If KIM is selected as the new investment advisor to the Fund, it will recommend that the Board of Directors of the Fund immediately consider acts such as the following to closed the current discount to net asset value:

	(	AN AGGRESSIVE SHARE BUY BACK PROGRAM IN THE OPEN MARKET THAT WILL CAUSE
FUND SHARES TO TRADE CLOSER TO THEIR NET ASSET VALUE

	(	SHARE REPURCHASE (TENDER) OFFER

	(	CONVERSION OF THE FUND TO AN OPEN-ENDED FORMAT

	Shareholders of record at the close of business on July 28, 2000 (the "Record Date") are entitled to notice of and to vote at the Meeting.
The most recent annual report to shareholders of the Fund and most recent semi-annual report to shareholders are available upon request, without charge, by writing the Fund at the principal executive offices of the Fund:
200 Berkeley Street, 21st floor, Boston, Massachusetts 02116-5034, or by calling the Fund at 877-504-5025.

	KIM has retained Garland Associates, Inc. (the "Proxy Solicitor") to assist it in the solicitation of proxies.  It is expected that the cost of soliciting the proxies will be approximate $25,000.  The Proxy Solicitor may supplement its solicitation of proxies by mail, telephone or other means.
The costs of soliciting proxies, including the cost of preparing and mailing the Proxy Statement will be paid by KIM.  Should any of KIM's Proposals to the shareholders receive more votes than the Fund's proposals, reimbursement from the Fund for the costs associated with preparing and soliciting proxies.

	All properly executed proxies received prior to the Meeting and not revoked will be voted at the Meeting in accordance with the instructions marked thereon.  Shareholders are entitled to one vote for each Fund share held and fractional votes for each fractional Fund share held.  Shareholders of the
Fund will vote as a single class and will vote separately on each proposal.
Shares represented by executed and unrevoked proxies will be voted in accordance with the specifications made thereon.  If the enclose proxy is executed and returned, it nevertheless may be revoked by a subsequently dated proxy or by attending the Meeting and voting in person.




If no instruction are given on KIM's blue proxy card such shares will be voted: (1) FOR the approval of a new investment advisory agreement between
the Fund and KIM;     (2) FOR the election of a slate of directors nominated
by KIM, to hold office until their successors are duly elected and qualified;
(3) AGAINST the proposal to amend Article I of the Fund's Restated and Amended Articles of Incorporation to change the name of the Fund to "American Income Fund, Inc."; (4) AGAINST the proposal to amend Article II of the Fund's Restated and Amended Articles of Incorporation to delete Section 2 thereof which currently restricts certain transfers of Fund shares;
(5) AGAINST the ratification of the selection of KPMG LLP as independent accountants of the Fund for the fiscal year ended October 31, 2000; and
(6) at the discretion of KIM on all other business as may properly come before the Meeting or any adjournments thereof.

	As of the Record Date, July 28, 2000, the Fund has 11,817,776 shares of common stock issued and outstanding. As of July 31, 2000: KIM's clients hold 544,247 shares of common stock of the Fund (representing approximately 4.61% of the outstanding shares of the Fund); Karpus Investment Management Profit Sharing owns 100 shares of the common stock of the Fund; Sophie Karpus (a Principal of KIM) owns 800 shares of common stock of the Fund; and Kathy
Popham Karpus (wife of George W. Karpus) as Custodian of UGMA Karin Popham owns 175 shares.

	The principal office of KIM is located at 14A Tobey Village Office Park, Pittsford NY 14534 and any correspondence to KIM should be directed to this address. If you have any questions and wish to speak with a representative of KIM call 1-877-550-6928 (toll free call).

	After reviewing the proxy statement, PLEASE SIGN AND RETURN THE BLUE CARD IN
THE ENCLOSED ENVELOPE. If you have any questions please contact our proxy solicitor:
GARLAND ASSOCIATES
P.O. Box 3355
Grand Central Station
New York, New York 10163
Phone:		(212) 866-0095
Facsimile:	(212) 866-1599


YOUR VOTE IS CRITICAL

KIM STRONGLY RECOMMENDS THAT YOU:

* vote FOR the approval of a new investment advisory agreement between the Fund and KIM;

* vote FOR the election of a slate of directors nominated by KIM, to hold office until their successors are duly elected and qualified;

* vote AGAINST the proposal to amend Article I of the Fund's Restated and Amended Articles of Incorporation to change the name of the Fund to "American Income Fund, Inc.";

* vote AGAINST the proposal to amend Article II of the Fund's Restated and Amended Articles of Incorporation to delete Section 2 thereof which currently restricts certain transfers of Fund shares;

* vote AGAINST the selection of KPMG LLP as independent accountants of the Fund for the fiscal year ended October 31, 2000; and

* grant KIM the AUTHORITY to consider and vote upon such other matters as may properly come before the Meeting or any adjournments thereof.

 Introduction

	On July 7, 2000, U.S. Bank National Association ("U.S. Bank"), First Union Corporation ("FUC") and Mentor Investment Advisors, LLC ("Mentor") entered into an Asset Purchase Agreement ("Acquisition Agreement"), pursuant to which U.S. Bank will purchase certain assets of Mentor, the present investment advisor of the Mentor Income Fund, Inc. ("the Fund") that relate to the management and operations of the Fund (the "Acquisition").

	The Acquisition is subject to various conditions being satisfied prior to closing, including, among other things, the requisite approvals of a new investment advisory agreement (the "New Advisory Agreement") by the Fund shareholders and the election of a new Board of Directors, the composition of which is reconstituted in a manner acceptable to both U.S. Bank and Mentor.
U.S. Bank and Mentor have agreed in the Acquisition Agreement that Mentor will use its reasonable best efforts to cause the Fund to call a shareholders meeting for the purpose of causing the Board of Directors to be reconstituted and approving the New Advisory Agreement. KIM believes that:

	SHAREHOLDERS OF THE FUND SHOULD SHARE THE ECONOMIC BENEFITS OF SUCH AN ACQUISITION.

	Mentor Income Fund has traded at a significant discount to net asset value over the past five years (8/3/95 through 8/3/00). This discount has averaged -11.92%. A low discount was reached on December 30, 1999 at -22.3% while a high of +0.72% was reached on March 12, 1998. As of August 3, 2000, the closing market price of the Fund was $7.813 while the net asset value of the Fund was $8.97 (this represents a discount of -12.90% of market price compared to net asset value). Net asset value is the value of the assets of the Fund and is determined by subtracting the liabilities from the portfolio value of a fund's securities, and dividing that figure by the number of outstanding shares. In the opinion of KIM, if the Fund were liquidated or made open-ended, the shareholders would realize a price of close to net asset value (some transaction charges may be applied).

	A new investment advisory agreement requires shareholder approval. Accordingly, this is your chance to elect a new investment manager that will work for the best economic interests of the shareholders of the Fund.

1940 Act requirements
Section 15(a) of the Investment Company Act of 1940 (the "1940 Act") prohibits any person from serving as an investment advisor to a registered investment company except pursuant to a written contract that has been approved by shareholders. Therefore, in order to retain a new investment manager the shareholders will need to approve a new investment advisory agreement.

	KIM believes that it is a suitable candidate to manage the Fund in acting as an investment advisor to the Fund.  KIM has a history of successful investing in closed-end mutual funds for its private accounts, KIM would recommend to the Board of Directors continuous plans to assist in closing the discount to net asset value at which the Fund currently trades.
Security Ownership Of Participants And Associates Of Participants

Beneficial Owner
Amount and Nature of
Beneficial Ownership
Amount and Nature of
Record Ownership



Andrew Dakos
-
-
Phillip Goldstein
100
-
Glenn Goodstein
-
-
Gerald Hellerman
-
-
Thomas J. Herzfeld
6,100
-
Kenneth P. Liesegang
-
-
Brad Orvieto
-
-
Kenneth Saks

-
Sophie Karpus (Director "KIM")
800
-
Kathy Popham Karpus as Cust. UGMA Karin Popham
175
-
Karpus Management Inc. d/b/a Karpus Investment Management ("KIM") Profit Sharing Plan B
100
-
Karpus Management Inc. d/b/a Karpus Investment Management
544,247
-



Other Participant and Associate Information


The KIM nominees to stand for election to the Board of Directors are truly independent. None of these nominees are employees or officers of KIM. Moreover, the relationship between the nominees of KIM and KIM are professional in nature. In one case a minor portion of the nominees income is derived from KIM. Specifically, Mr. Orvieto has business relationships with KIM in which KIM manages certain personal and referred accounts of Mr. Orvietto.
	A schedule of all securities of the Fund purchased and sold by the Participants ( KIM and KIM nominees) can be found in appendix 1 of this proxy statement.

 EXPLANATION OF KIM'S PROPOSALS

PROPOSAL 1

KIM is proposing that the sharehoat the sharehons, to vote all proxies in favor of the election of the nominees named below as Directors of the Fund to serve until their successors are duly elected and qualified. If any of the nominees should be unable to serve, an event not now anticipated, the proxies will be voted for such other person or persons, if any, as shall be designated by KIM.

	The following sets forth certain information concerning the persons nominated for election as Directors by KIM.


Name
Business Address
Age
Principal Occupation During
the Last Five Years
CLASS  I  NOMINEES TO SERVE UNTIL 2001 ANNUAL MEETING OF SHAREHOLDERS
Andrew Dakos
14 Mill Street
Lodi, New Jersey 07644
34
Private Investor, Vice-President Sales UVitec Printing Inc. (commercial printing) since 1997, Sales Manager from 1992-1997.
Kenneth Saks
6908 Engle Rd. Suite D
Middleburg Heights, Ohio 44130
57
President Harsax, Inc. (building developer) 1965-2000.
Gerald Hellerman
10965 Eight Bells Lane
Columbia, Maryland  21044
62
Managing Director of Hellerman Assoc. Financial Consulting Firm, Trustee of 3rd Avenue Trust since 1993, Director of Clemente Strategic Value Fund 1998-2000.
CLASS II NOMINEES TO SERVE UNTIL 2002 ANNUAL MEETING OF SHAREHOLDERS
Glenn Goodstein
16830 Adlon Rd.
Encino, California  91436
37
Self-employed. Since 1992 has managed investments for a limited number of clients. 1988-1996 held several executive positions with ADP.
Brad Orvietto
2 South University Dr. Suite 222
Plantation, Florida 33324
43
Certified Financial Planner with Strategic Asset Value Management from 1996 to 2000. Previously founder and principal of Horizon Financial Group.
Kenneth P. Liesegang
349 W. Commercial St.
E. Rochester, New York 14445
47
Founder and President of RSVP Business Systems, Inc., a Rochester, NY based computer consulting firm founded in 1986.
CLASS III NOMINEES TO SERVE UNTIL 2003 ANNUAL MEETING OF SHAREHOLDERS
Thomas J. Herzfeld
The Herzfeld Building
P.O. Box 161465
Miami, Florida 33116
55
Principal Occupation for the past five years: Chairman and President of Thomas J. Herzfeld & Co. and Thomas J. Herzfeld Advisors, Inc. and President and Chairman of the Herzfeld Caribbean Basin Fund, Inc.
Phillip Goldstein
60 Heritage Drive
Pleasantville, NY 10570
55
From 1992 to present managed investments for limited number of clients, Portfolio Manager and Pres. of the general partner of Opportunities Partners, (private investment partnership). From 1998-2000 director of Clemente Strategic Value Fund and was elected a director of Mexico Equity & Income Fund in 2/00 and The Italy Fund in 5/00.

Section 16(a) Beneficial Ownership Reporting Compliance

	None of the foregoing nominees of KIM were subject to Section 16 of the Securities Exchange Act of 1934, as amended, with respect to the securities of the Fund.

Required Vote and Recommendation of KIM

	The members of the Board of Directors of the Fund will be elected by a plurality of the votes cast by shareholders present, in person or by proxy, and entitled to vote for the election of directors as the Meeting. KIM recommends that you:

VOTE FOR THE KIM SLATE OF DIRECTORS

KIM has vowed to work for the financial betterment of the Fund's shareholders.



PROPOSAL 3

Management has proposed that the shareholders vote to amend Article I of the Fund's restated and amended Articles of Incorporation to change the name of the Fund to "American Income Fund, Inc."

Join with KIM and REJECT this proposal.

Summary

	Why change the name of the Fund AGAIN after the name was changed in 1993 from the "RAC Income Shares" to the "Mentor Income Fund"? Each time the
Fund's name is changed it COSTS THE SHAREHOLDERS OF THE FUND MONEY. These expenses should not be borne by the shareholders to benefit the management of the Fund.

	It is the belief of KIM that the shareholders are entitled to some type of compensation for the sale of the Fund's assets from "Mentor" to " U.S. Bank."
The impetus for the name change is that the Fund is being sold. This is just one more expense being borne by the shareholders. In the opinion of KIM the buyer and the seller both will benefit while the shareholder will be left with the bill.

	If the shareholders determine to engage KIM as the new investment advisor for the Fund, KIM will strive to close the discount and help shareholders realize the true value of their investment.

Required Vote and Recommendation of KIM

	Approval of this proposal requires the affirmative vote of a majority of the
Fund's shares outstanding an
he removal of certain shareholders found to be Disqualifies Organizations.

This proposal may result in added legal costs that may have to be paid by us, the shareholders! KIM believes that shareholders should not support the proposal as a means of expressing to the Fund that it is not satisfied with the performance of the Fund along with the fact that the shareholders are not receiving an economic benefit from the sale of the Fund's assets.

Required Vote and Recommendation of KIM

	Approval of this proposal requires the affirmative vote of a majority of the
Fund's shares outstanding and entitled to vote at the Meeting.  KIM recommends that you:

Vote to Reject Management's Proposal
Send a Clear Message to the Fund that Shareholders Should
Receive an Economic Benefit with the Sale of the Fund


PROPOSAL 5

Management has proposed that the shareholders vote to ratify the selection of KPMG LLP as independent accountants of the Fund for the fiscal year ended October 31,2000 invest in
interests issued by real estate mortgage investment conduits
("REMICs").

	When the Fund began, certain aspects of the tax treatment of investment in REMIC's were not completely clear. Specifically, certain tax rules applied to certain shareholders who owned stock in regulated investment companies, such as the Fund, that acquired residual interests in REMICs. These certain shareholders ("Disqualified Organizations") were not allowed, without serious tax repercussions, to own shares of a fund that held residual interests of REMIC's. Furthermore, if a Disqualified Organization owned shares of the Fund, an annual tax could be imposed on the Fund equal to that portion of the "excess inclusion income" of the Fund for the taxable year that is allocable to the Disqualified Organization, multiplied by the highest tax rate applicable to corporations. Since this tax would be detrimental to the other shareholders of the Fund, Article II, Section 2 was inserted into the Articles of Incorporation. This provision provided a method for the removal of certain shareholders found to be Disqualifies Organizations.

nd Article II of the Fund's Restated and Amended Articles of Incorporation to delete Section 2 thereof which currently restricts certain transfers of Fund shares;

* vote AGAINST the selection of KPMG LLP as independent accountants of the Fund for the fiscal year ended October 31, 2000; and

* grant KIM the AUTHORITY to vote on any other matters that may come before the meeting and any adjournments thereof.




Karpus Management, Inc.
d/b/a Karpus Investment Management
Pittsford, New York
September 6, 2000




APPENDIX 1
Schedule of all securities of the Fund purchased and sold by the Participants
(KIM and KIM nominees).    (Defination of terms:  b=buy,  s=sell,
to=transfer out,  ti= transfer in, lo= ledger out,  li= ledger in)

DATE

SHARES

DATE

SHARES

DATE

SHARES
B
8/6/98

    10,000

B
11/24/98

        400

S
4/7/99

200
B
8/14/98

    10,000

B
11/24/98

        500

TO
4/23/99

4000
B
8/14/98

      1,500

B
11/24/98

        100

TO
5/6/99

5000
B
8/18/98

      7,500

B
11/24/98

        200